SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Leading International Financial Institution Successfully Deploys Optibase
Corporate IPTV Solution

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: June 9, 2009

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase, Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

Leading International Financial Institution Successfully
Deploys Optibase Corporate IPTV Solution

Optibase MGW Encoding and Streaming Platforms Deliver Real-Time Financial and Business
Information, TV Channels and Video Training to Desktops in Branches Worldwide

Herzliya, Israel, June 9, 2009 – Optibase (NASDAQ:OBAS), a leading provider of advanced video solutions, today announced that a major international financial services company has deployed an Optibase corporate video solution in its continental headquarters in Europe and North America and plans to deploy the service in its Asian headquarters as well.

The Optibase solution enables bank employees to securely access live and on demand video such as financial information and breaking news in trading rooms and at their desks, and serves as a flexible, cost-efficient platform for intra-organizational messaging and corporate training. It provides the strict control that is essential in the banking industry, ensuring that each video channel or on-demand program is accessible only to the appropriate branch office, group or individual.

Based on Optibase’s MGW 5100, MGW 1100 and MGW 1000 encoding and streaming platforms, the system simultaneously processes and streams live TV channels, internal VOD, live organizational events and more. Its distributed architecture provides independent local control of the regional system on each continent as well as real-time communication across the entire organization. The regional systems are linked via the bank’s secured worldwide fiber network to maximize security. The flexible modular system can be easily expanded to accommodate additional employees and services.

With its corporate video processing and streaming system in place, the financial institution is now planning to make services based on this solution available to the thousands of employees in Europe, North America and Asia. Its legacy playout system will be replaced with the Optibase EZ TV System, which enables users to simultaneously view a variety of live and on-demand video content in a single view or 4, 9, or 16 mosaic view at their desktop or TV, without dedicated hardware or software.

“We are pleased to expand our presence in the financial services arena. The outstanding video quality provided by Optibase MGW video processing platforms, as well as their reliability, robust security and redundancy features, make our solutions a natural for delivering sensitive, critical financial information,” said Udi Shani, Executive Vice President Sales. “With the corporate video processing and streaming system in place, we are looking forward to updating the institution’s playout system with a cost-effective solution that delivers video over the bank’s own global network infrastructure.”

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.